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                                                                  Exhibit (a)(8)

               CERTAINTEED CORPORATION COMMENCES OFFER TO ACQUIRE
                BRUNSWICK TECHNOLOGIES, INC. FOR $8.00 PER SHARE



Valley Forge, PA, April 20, 2000 - CertainTeed Corporation, a wholly owned subsidiary of Compagnie de Saint-Gobain (Paris, France), today announced that it has commenced a tender offer for all of the outstanding shares, including the associated rights to purchase preferred stock (the "Rights"), of Brunswick Technologies, Inc. (Nasdaq: BTIC) at a price of $8.00 per share, in cash. This price represents a premium of approximately 46% over BTI's closing price on Friday, April 14, 2000, the last trading day before CertainTeed announced its acquisition proposal. Vetrotex CertainTeed Corporation, CertainTeed's fiber glass reinforcements business, currently owns about 14% of the outstanding shares of BTI. Following the completion of the tender offer, CertainTeed intends to consummate a second-step merger in which all remaining BTI shareholders will also receive the same cash price paid in the tender offer.
The tender offer is not subject to any financing contingencies.

The tender offer is scheduled to expire at midnight, New York City time, on May 17, 2000, unless the offer is extended.

The tender offer is conditioned upon, among other things: (a) there being validly tendered and not properly withdrawn prior to the expiration of the tender offer a number of shares which, when added to the shares beneficially owned by CertainTeed, would represent at least a majority of the shares outstanding on a fully diluted basis; (b) the Rights having been redeemed by the Board of Directors of BTI, or CertainTeed being satisfied, in its sole discretion, that such rights are inapplicable to the offer and any subsequent business transaction involving CertainTeed and BTI, including the merger; (c) CertainTeed being satisfied, in its sole discretion, that the provisions of
Section 611-A of the Maine Business Corporation Act are inapplicable to the acquisition of shares pursuant to the offer and any subsequent business transaction involving CertainTeed and BTI, including the merger; and (d) any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, having expired or been terminated (or, to the extent required, governmental approvals obtained). The tender offer is also subject to other customary conditions as described in the Offer to Purchase.

Lehman Brothers Inc. is financial advisor to CertainTeed Corporation and Compagnie de Saint-Gobain and Dealer Manager for the offer and Innisfree M&A Incorporated is acting as Information Agent for the offer.
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CertainTeed Corporation is a leading manufacturer of roofing; vinyl and fiber cement siding; vinyl windows; vinyl fencing, deck and railing; ventilation products; piping products; fiber glass insulation; and fiber glass products for reinforcing plastics and other materials. The company is headquartered in Valley Forge, Pennsylvania, and has more than 7,000 employees and 45 manufacturing facilities throughout the United States.

                                     # # #


This release may contain some forward-looking statements. The Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

CONTACTS:

Joele Frank / Josh Silverman
Joele Frank, Wilkinson Brimmer Katcher
212-355-4449  ext. 110/121